EXHIBIT 99.1

Seadrill Partners LLC Announces Full Exercise of Underwriters’ Option, Closing of Public Offering and Closing of Private Placement to Seadrill Limited

London, United Kingdom, March 17, 2014 - Seadrill Partners LLC (“Seadrill Partners” or the “Company”) (NYSE: SDLP) announced today that its previously announced public offering (the “Offering”) of 10,400,000 common units representing liability company interests at a price of $30.60 per common unit has closed. In addition, the underwriters exercised in full their option to purchase an additional 1,560,000 common units. The total number of common units sold in the Offering was therefore 11,960,000. Concurrently with the closing of the Offering, Seadrill Limited (“Seadrill”) purchased directly from the Company 1,633,987 common units at a price of $30.60 per unit. The Company intends to use the net proceeds from the Offering and private placement to Seadrill to fund its portion of the purchase price in connection with the previously announced proposed acquisition of the entities that own and operate the drillship, the West Auriga.

Seadrill Partners was formed by Seadrill to own, operate and acquire offshore drilling rigs under long-term contracts. Its current fleet consists of four semi-submersible rigs (the West Capricorn, the West Aquarius, the West Leo and the West Sirius), one drillship (the West Capella), two tender rigs (the T-15 and the T-16), and one semi-tender (the West Vencedor).

Goldman, Sachs & Co., BofA Merrill Lynch, Credit Suisse, Morgan Stanley, RBC Capital Markets and Wells Fargo Securities are acting as the joint bookrunning managers, in connection with the offering of common units.

Copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from the offices of: Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, Telephone: 866-471-2526, Facsimile: 212-902-9316, Email: prospectus-ny@ny.email.gs.com; BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department or Email dg.prospectus_requests@baml.com; Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037 or email at newyork.prospectus@credit-suisse.com; Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; RBC Capital Markets, LLC, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Telephone: 877-822-4089; or Wells Fargo Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, Telephone: 800-326-5897, Email: cmclientsupport@wellsfargo.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units in the public offering will be offered and sold pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the “SEC”) (File No. 333-192053). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

The statements in this press release that are not historical facts may be forward-looking statements. These forward looking statements, which include statements related to Offering, the concurrent private placement and the use of proceeds therefrom, are based upon the current beliefs and expectations of Seadrill Partners’ management and are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Seadrill Partners does not assume any obligation to update the information contained in this press release.

March 17, 2014

Questions should be directed to:

Graham Robjohns: Chief Executive Officer

Rune Magnus Lundetræ: Chief Financial Officer